                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*

                              The IXATA Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81371G 10 S
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th St.,
                       Cleveland, OH 44114, 216-736-7215
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages

                                  SCHEDULE 13D
CUSIP No. 81371G 10 S                                         Page 2 of 10 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NextGen Fund II, L.L.C.


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [    ]
                                                                           ----
                                                                     (b)  [  x ]
                                                                           ----

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                          [    ]
                                                                           ----

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Virginia


              NUMBER OF                   7     SOLE VOTING POWER

               SHARES

            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                          16,112,770

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING

               PERSON                    10     SHARED DISPOSITIVE POWER

                WITH                            16,112,770


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           16,112,770


   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [___]


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           52.9%


   14      TYPE OF REPORTING PERSON*

           OO

                                  SCHEDULE 13D
CUSIP No. 81371G 10 S                                         Page 3 of 10 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           NextGen SBS Fund II, L.L.C.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [   ]
                                                                            ---
                                                                       (b) [ x ]
                                                                            ---

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                         [   ]
                                                                          ---


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Virginia

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES

            BENEFICIALLY
                                          8     SHARED VOTING POWER
              OWNED BY
                                                10,741,840
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING
                                         10     SHARED DISPOSITIVE POWER
               PERSON
                                                10,741,840
                WITH


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,741,840
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                        [   ]
                                                                           ---

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.9%
   14      TYPE OF REPORTING PERSON*
           OO

                                  SCHEDULE 13D

CUSIP No. 81371G 10 S                                         Page 4 of 10 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Zimri C. Putney
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [   ]
                                                                           ---
                                                                      (b) [ x ]
                                                                           ---

3          SEC USE ONLY


4          SOURCE OF FUNDS*


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                           [   ]
                                                                            ---


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           400,000

            BENEFICIALLY
                                          8     SHARED VOTING POWER
              OWNED BY
                                                26,854,610
                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         400,000
                                         10     SHARED DISPOSITIVE POWER
               PERSON
                                                26,854,610
                WITH


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           27,254,610
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [   ]
                                                                            ---

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           65.5%
   14      TYPE OF REPORTING PERSON*
           IN

                                  SCHEDULE 13D
CUSIP No. 81371G 10 S                                         Page 5 of 10 Pages



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael W. Wynne
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [    ]
                                                                           ----
                                                                     (b)  [ x  ]
                                                                           ----

3          SEC USE ONLY


4          SOURCE OF FUNDS*


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                          [    ]
                                                                           ----


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           1,800,000

            BENEFICIALLY
                                          8     SHARED VOTING POWER
              OWNED BY

                EACH                      9     SOLE DISPOSITIVE POWER

              REPORTING                         1,800,000
                                         10     SHARED DISPOSITIVE POWER
               PERSON

                WITH


   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,800,000
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       [    ]
                                                                          ----

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.2%
   14      TYPE OF REPORTING PERSON*

           IN

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is filed on behalf of NextGen Fund II, L.L.C., a Virginia limited liability company ("NextGen"), NextGen SBS Fund II, L.L.C., a Virginia limited liability company ("NextGen SBS"), Zimri C. Putney, an individual, and Michael W. Wynne, an individual, for the purpose of reporting acquisitions by NextGen and NextGen SBS of Series C Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), of The IXATA Group, Inc., a Delaware Corporation (the "Company"), which is convertible into shares of the Company's Common Stock, par value $0.001 per share (the "Common Stock"), at any time at the option of the holder thereof, and warrants to purchase Series C Preferred Stock (the "Series C Warrants").

     This Amendment No. 3 amends Schedule 13D, dated October 13, 2000, Amendment No. 1 to Schedule 13D, dated December 5, 2000, and Amendment No. 2 to Schedule 13D, dated January 3, 2001, of NextGen, NextGen SBS, Mr. Putney and Mr. Wynne.

     Item 3. Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

     Item 3 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     On March 9, 2001, NextGen purchased 150,000 shares of Series C Preferred Stock, which shares are presently convertible into 1,500,000 shares of Common Stock (subject to anti-dilution adjustment in the event of subsequent issuances of stock by the Company at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The shares of Series C Preferred Stock were acquired with working capital of NextGen for $150,000. NextGen was also granted Series C Warrants to purchase 150,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on March 9, 2006.

     On March 9, 2001, NextGen SBS purchased 100,000 shares of Series C Preferred Stock, which shares are presently convertible into 1,000,000 shares of Common Stock (subject to anti- dilution adjustment in the event of subsequent issuances of stock by the Company at a price less than the conversion price of the Series C Preferred Stock, stock splits, stock dividends, recapitalization and similar events). The shares of Series C Preferred Stock were acquired with working capital of NextGen SBS for $100,000. NextGen SBS was also granted Series C Warrants to purchase 100,000 shares of Series C Preferred Stock. These Series C Warrants are exercisable at a price of $1.00 per share and expire on March 9, 2006.

     Item 4. Purpose of Transaction.
             ----------------------

     Item 4 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     The purpose of the acquisition of Series C Preferred Stock by NextGen and NextGen SBS was for investment and to provide financing for the Company. NextGen and NextGen SBS reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general

                                 6 of 10 Pages
investment and trading policies of NextGen and NextGen SBS, market conditions or other factors. Other than set forth in this Item 4, neither NextGen nor NextGen SBS currently has any plans or proposals concerning corporate affairs or transactions of the Company of the type listed in items (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer
             ------------------------------------

     Item 5 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     (a) NextGen is the sole direct beneficial owner of warrants to purchase 900,000 shares of Common Stock and Series C Preferred Stock and Series C Warrants convertible into 15,212,770 shares of Common Stock, or 52.9% of the Company's outstanding Common Stock. NextGen SBS is the sole direct beneficial owner of warrants to purchase 600,000 shares of Common Stock and Series C Preferred Stock and Series C Warrants convertible into 10,141,840 shares of Common Stock, or 42.9% of the Company's outstanding Common Stock. Mr. Putney is the sole beneficial owner of Series C Preferred Stock and Series C Warrants convertible into 400,000 shares of Common Stock and the indirect beneficial owner of the 26,854,610 shares held by NextGen and NextGen SBS, or 65.5% of the Company's outstanding Common Stock. Mr. Putney disclaims beneficial ownership of the 26,854,610 shares held by NextGen and NextGen SBS. Mr. Wynne is the sole beneficial owner of Series C Preferred Stock and Series C Warrants convertible into 1,800,000 shares of Common Stock, or 11.2% of the Company's outstanding Common Stock.

     The percentage of Common Stock reported to be beneficially owned by NextGen, NextGen SBS, Mr. Putney and Mr. Wynne is based on 14,325,543 shares of the Company's Common Stock outstanding as of April 3, 2001, and is calculated in accordance with the Securities Exchange Act Rule 13d-3, which states that securities held by a person which are not outstanding but are subject to warrants or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of a class owned by such person.

     (b) Mr. Putney may be deemed to have shared voting and dispositive power of the shares of Common Stock issuable upon (1) exercise of the warrants to purchase shares of Common Stock held by NextGen and NextGen SBS, (2) exercise of the Series C Warrants held by NextGen and NextGen SBS, and (3) conversion of the Series C Preferred Stock held by NextGen and NextGen SBS in his capacity as Managing Director of the Managing Member of NextGen and NextGen SBS. Mr. Putney has sole voting and disposition power of the shares of Common Stock issuable upon exercise of the Series C Warrants held by him individually and conversion of the Series C Preferred Stock held by him individually.

     Mr. Wynne has sole voting and dispositive power of the shares of Common Stock issuable upon exercise of the Series C Warrants held by him and conversion of the Series C Preferred Stock held by him.

     (c) Except as described herein and in Schedule 13D, none of the reporting persons has effected any transaction in Common Stock during the past 60 days.

                                 7 of 10 Pages

     Item 7. Material to be Filed as Exhibits.
             --------------------------------

     Item 7 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     Exhibit 7.1 Joint Filing Agreement

                                 8 of 10 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 5, 2001              NEXTGEN FUND II, L.L.C.
                                  By:      NextGen Capital, L.L.C.
                                           Managing Member

                                  By:   /s/ Zimri C. Putney
                                     ---------------------------------------
                                        Zimri C. Putney, Managing Director


                                  NEXTGEN SBS FUND II, L.L.C.
                                  By:      NextGen Capital, L.L.C.
                                           Managing Member

                                  By:   /s/ Zimri C. Putney
                                     ---------------------------------------
                                        Zimri C. Putney, Managing Director


                                   /s/ Zimri C. Putney
                                  ------------------------------------------
                                  Zimri C. Putney, Individually


                                   /s/ Michael W. Wynne
                                  ------------------------------------------
                                  Michael W. Wynne, Individually

                                 9 of 10 Pages

                                 Exhibit Index
                                 -------------


     Exhibit 7.1 Joint Filing Agreement

                                10 of 10 Pages